                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   1     )*
                                          ---------

                                      SYS
           --------------------------------------------------------
                                (Name of Issuer)

                            No par value common stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  871880 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

            W. Gerald Newmin, Corporate Secretary, (619) 587-9746 SYS, 6363 Greenwich Drive, Suite #200, San Diego, CA 92122
          ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   July 26, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 871880 10 0             SCHEDULED 13D             Page  2  of  4 Pages
          -----------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Big Canyon Investments, Inc.
     33-0675511
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 338,800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    338,800
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       0
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THESE SIGNATURE ATTESTATION




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CUSIP No. 871880 10 0             SCHEDULE 13D             Page  3 of  4  Pages
          -----------                                           ---    ---


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Robert D. Mowry
     SS#: ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required Pursuant to   / /
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 17,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    355,800
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    17,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    355,800
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       355,800
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       12.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THESE SIGNATURE ATTESTATION

                                                          Page  4  of  4  Pages
                                                               ---    ---

Unless otherwise specified below, the information presented in the Schedule 13D filed July 18, 1996 by Filer is unchanged.

ITEM 1.  SECURITY AND ISSUER

         Since the prior Big Canyon filing on July 18, 1996, SYS issued its 1994 Annual Report on Form 10K showing 2,822,086 outstanding shares of no par value common stock.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In addition to holdings previously disclosed on the Schedule 13D filed July 18, 1996, Big Canyon Investments, Inc. obtained funds in the amount of $15,885 to purchase 150,000 shares. Big Canyon Investments, Inc. borrowed said funds through an unsecured loan from an unaffiliated party.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a) Big Canyon Investments, Inc. now holds 338,800 shares of no par value common stock, which represents 12.0% of the believed 2,822,086 outstanding shares of SYS.

         b) On July 26, 1996, Big Canyon Investments, Inc. purchased an additional 150,000 shares of no par value common stock from Camp, Dresser and McKee for $15,885 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in Cambridge, Massachusetts and the buyer in California.



                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 1996                 Big Canyon Investments, Inc.
                                         a California Corporation

                                    By: /s/ ROBERT D. MOWRY
                                       ----------------------------------------
                                       Its President